E: Kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

October 25, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Uwem Bassey, Austin Pattan and Jan Woo

Re:	iOThree Limited Amendment No. 3 to Registration Statement on Form F-1 Filed October 10, 2024 File No. 333-276674

Dear Mr. Bassey, Mr. Pattan and Ms. Woo:

iOThree Limited (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding Amendment No. 3 to the Company’s Registration Statement on Form F-1 submitted to the Securities and Exchange Commission (the “Commission”) on October 10, 2024. On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have live filed today with the Commission Amendment No. 4 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

Amendment No. 3 to Registration Statement on Form F-1

Prospectus Summary

Proven track record in the industry and extensive industry experience, page 2

1. We note that you disclose the revenue for the year ended March 31, 2024. Please revise to disclose such amount for the year ended March 31, 2023, as well as the net income and/or net loss for each period.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that the Company has revised to disclose revenue amounts for the years ended March 31, 2024 and 2023, as well as the net income and/or net loss for these two fiscal years.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

iOThree Limited

October 25, 2024

Capitalization, page 38

2. We note that the amount for Pro Forma Total equity does not appear to foot. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the Pro Forma Total Equity amount in the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

3. We note the dates on the report are October 10, 2024 and April 20, 2024 for the consolidated financial statements year ended March 31, 2023 except for statements of operations and comprehensive income, changes in stockholder’s equity, Note 1 and 15 as to which the date is October 10, 2024. Please tell us why multiple dates are used for this report. In this regard, the report date should be no earlier than the date on which the auditor has obtained sufficient appropriate evidence to support the audit opinion, which would appear to October 10, 2024. Please revise or advise. Refer to AS 3110.01.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that our auditor has revised the audit report date.

Exhibit 23.1, page II-3

4. It is unclear what date consent was given to the incorporation of the audit report in the Registration Statement on Form F-1 as multiple dates appear to be listed. Please revise.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that our auditor has revised the date for the Exhibit 23.1 consent.

iOThree Limited

October 25, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Eng Chye Koh, Chief Executive Officer of iOThree Limited at + 65 3105 1699.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Eng Chye Koh

Chief Executive Officer

Fui Chu Lo

Chief Financial Officer